UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934
February 15, 2008
Harmony Gold Mining Company Limited
Suite No. 1
Private Bag X1
Melrose Arch, 2076
South Africa
(Address of principal executive offices)
(Indicate by check mark whether the registrant files or will file annual reports under cover of
Form 20-F or Form 40-F)
Form 20-F ☑       Form 40-F
(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes       No ☑

HARMONY GOLD MINING COMPANY LIMITED
Registration number 1950/038232/06
Incorporated in the Republic of South Africa
ISIN: ZAE000015228
Press Release – Financial Results for the second quarter ended 31 December 2007
Johannesburg. Friday, 15 February 2008. Harmony Gold Mining Company Limited (Harmony) announced its financial results for the second quarter ended 31 December 2007.
Harmony’s total production for its underground continuing operations decreased by 1.3% to 4 445 000 tonnes resulting in an 8.3% decrease in kilograms produced to 12 403 kg and a 3.9% drop in grade to 4.87g/t. Cash operating costs remained almost unchanged at R133 234/kg.
Gold price received at R169 502/kg was 8.5% higher than the September quarter but the Rand/US dollar exchange rate was 4.7% stronger at 677 cents. Harmony’s operating profit from continuing operations improved 43% to R449.8 million.
Capital expenditure increased during the quarter under review to R808 million, this is mainly due to the ramp up in expenditure at Hidden Valley in Papua New Guinea.
The company’s operational results for the second quarter 2008 were negatively affected by the 44 days of stoppage time at Elandsrand after a shaft incident, in order to carry out the investigation into the mine incident of 3 October 2007. Elandsrand accounted for 67.1% or 1 177 kg loss of production in the December quarter. The one-day national strike called by the National Union of Mineworkers in support of safety also impacted on production. However, both the Elandsrand accident and the one day strike has resulted in increased safety focus and we are hopeful that this will result in positive safety behaviour and a renewed safety effort from all Harmony employees.
The benefits of Harmony’s intensive cost control measures that commenced early in October 2007 will only materialise in the next half of the financial year. Measures implemented included the termination of 2 827 external contractors and the voluntary retrenchments and natural attrition of 2 123 and transfer to more efficient shafts of 4 859 employees. The transfers were mainly service staff from Randfontein central offices and from non-productive to productive areas.
St Helena Nos. 4 and 8 shafts were placed on care and maintenance and its 650 employees have been redeployed at other Harmony operations. The transfer of the centralised staff at Randfontein to the operations is part of the company’s decentralisation process to compel operations to take ownership of their costs. Our total complement now stands at 43 800 employees and 5 700 contractors compared with 47 431 employees and 7 019 contractors at 30 June 2007.
Harmony’s Chief Executive Officer Graham Briggs says, “Harmony has in the past few years been focusing on organic growth and these projects are now mines under construction, most building up in production from now to 2010. All of these mines will have longer life with generally higher grades. These production units are larger and we will be expecting more consistent results, both in tonnes and grade. These long life mines, together with those already in production, will be the core of Harmony in the future. They make up the bulk of Harmony’s reserves and will have lower cash costs.”
“Harmony’s management is devising new strategies on optimizing operations to produce at 90% of electricity supply to ensure that we deliver returns on our shareholders’ investments”, concludes Briggs.
During the quarter, the internal due diligences on the effectiveness of the continuous mining (Conops) method were completed. The review revealed that Conops was not an effective mining method at Masimong and it has subsequently been terminated and the majority of the workforce transferred to Phakisa. Conops will be reviewed continually and it is our intention to phase out Conops at those operations that do not deliver on our objectives.
The costs savings drive have had effects of positively decreasing the working cost from R1 798 million to R1 652 million and hence despite producing less gold (mainly due to the Elandsrand accident) the cash cost remained virtually unchanged.
Changes have been made to this quarter’s reporting format. The previous structure of quality, growth, leverage and international assets has been replaced with South African underground, surface and international assets. In addition to the company structure changes, and in accordance with the new accounting regulations, four of Harmony’s operations, Orkney shafts 1 – 7, St Helena, Cooke shafts and plant in Randfontein, and Mt Magnet and South Kal in Australia, are now being reported as discontinued operations in the income statement.
In the light of Eskom’s electricity supply disruptions and with mines operating only at 90% of Harmony’s previous power supply, the company’s production for the March 2008 quarter will decrease.
Ends.
Issued by Harmony Gold Mining Company Limited
For more details contact:
Graham Briggs
Chief Executive Officer
on +27(0)11 411 2012
+27 (0)83 265 0274
or
Amelia Soares
General Manager, Investor Relations
on +27 11 411 2314 or
+27 (0)82 654 9241
Corporate Office:
Randfontein Gold Mine
P O Box 1
Randfontein
South Africa 1796
T +27 (11) 411 2000
For the comprehensive set of results please visit www.harmony.co.za
Sponsor
Merrill Lynch South Africa (Pty) Limited
15 February 2008

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Dated: February 15, 2008
Harmony Gold Mining Company Limited
By: /s/ Graham Briggs
Name: Graham Briggs

Title: Chief Executive Officer